UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

21VIANET GROUP, INC.

(Name of issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of class of securities)

G91458102(1)

(CUSIP number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing six Class A Ordinary Shares of the Issuer

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons Vector Holdco Pte. Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 51,416,722 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 51,416,722 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 51,416,722 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.10%*
(14)	Type of reporting person (see instructions) CO

(1)

Represents 51,416,722 Class A Ordinary Shares of 21Vianet Group, Inc. (the “Issuer”), assuming the full conversion of 145,679 Series A Preferred Shares directly held by Vector Holdco Pte. Ltd. (“Vector Holdco”) at an initial conversion price of US$2.8333 per Class A Ordinary Share, pursuant to the Investment Agreement (as defined below).

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 51,416,722 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by Vector Holdco.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons BTO Vector Fund ESC (CYM) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 228,002 Class A Ordinary Shares(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 228,002 Class A Ordinary Shares(1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 228,002 Class A Ordinary Shares(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.04%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents 228,002 Class A Ordinary Shares of the Issuer, assuming the full conversion of 646 Series A Preferred Shares directly held by BTO Vector Fund ESC (CYM) L.P. (“Vector Fund ESC”) at an initial conversion price of US$2.8333 per Class A Ordinary Share, pursuant to the Investment Agreement.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 228,002 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by Vector Fund ESC.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons BTO Vector Fund FD (CYM) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,297,074 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,297,074 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 1,297,074 Class A Ordinary Shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.25%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents 1,297,074 Class A Ordinary Shares of the Issuer, assuming the full conversion of 3,675 Series A Preferred Shares directly held by BTO Vector Fund FD (CYM) L.P. (“Vector Fund FD”) at an initial conversion price at US$2.8333 per Class A Ordinary Share, pursuant to the Investment Agreement.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 1,297,074 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by Vector Fund FD.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons BTO Super Holding (NQ) Co. III Pte. Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 51,416,722 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 51,416,722 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 51,416,722 Class A Ordinary Shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.10%*
(14)	Type of reporting person (see instructions) CO

(1)

Represents 51,416,722 Class A Ordinary Shares, assuming the full conversion of 145,679 Series A Preferred Shares directly held by Vector Holdco that may be deemed to be beneficially owned by BTO Super Holding (NQ) Co. III Pte. Ltd. (“BTO Super Holding”) through its 100% equity interest in Vector Holdco.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 51,416,722 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by Vector Holdco.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Tactical Opportunities SG II (Cayman) - NQ L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 51,416,722 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 51,416,722 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 51,416,722 Class A Ordinary Shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.10%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents 51,416,722 Class A Ordinary Shares, assuming the full conversion of 145,679 Series A Preferred Shares directly held by Vector Holdco that may be deemed to be beneficially owned by Blackstone Tactical Opportunities SG II (Cayman)—NQ L.P. (“BTO SG”) through its 100% equity interest in BTO Super Holding.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 51,416,722 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by Vector Holdco.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons BTO Holdings (Cayman) - NQ Manager L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,525,076 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,525,076 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 1,525,076 Class A Ordinary Shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.30%*
(14)	Type of reporting person (see instructions) OO

(1)

Represents 1,525,076 Class A Ordinary Shares, assuming the full conversion of 4,321 Series A Preferred Shares directly held by Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by BTO Holdings (Cayman)—NQ Manager L.L.C. (“BTO Holdings”) as the general partner of both Vector Fund ESC and Vector Fund FD.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 1,525,076 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by Vector Fund ESC and Vector Fund FD.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 52,941,798 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,941,798 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 52,941,798 Class A Ordinary Shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents 52,941,798 Class A Ordinary Shares, assuming the full conversion of a total number of 150,000 Series A Preferred Shares directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P. (the “BTOMA”) as the managing member of BTO Holdings and the general partner of BTO SG.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 52,941,798 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by Vector Holdco, Vector Fund ESC and Vector Fund FD (collectively, the “Investors”, as defined in the Investment Agreement).

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons BTO GP - NQ L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,941,798 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 52,941,798 Class A Ordinary Shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%*
(14)	Type of reporting person (see instructions) OO

(1)

Represents 52,941,798 Class A Ordinary Shares, assuming the full conversion of 150,000 Series A Preferred Shares directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by BTO GP—NQ L.L.C. (“BTO GP”) as a general partner of BTOMA.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 52,941,798 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by the Investors.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Tactical Opportunities LR Associates (Cayman) - NQ Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 52,941,798 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 52,941,798 Class A Ordinary Shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%*
(14)	Type of reporting person (see instructions) OO

(1)

Represents 52,941,798 Class A Ordinary Shares, assuming the full conversion of 150,000 Series A Preferred Shares directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Tactical Opportunities LR Associates (Cayman) – NQ Ltd. (“BTOLRA”) as a general partner of BTOMA.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary shares outstanding of the Issuer as of June 4, 2020 and (ii) 52,941,798 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by the Investors.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Holdings IV L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Quebec, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 52,941,798 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,941,798 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 52,941,798 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents 52,941,798 Class A Ordinary Shares, assuming the full conversion of 150,000 Series A Preferred Shares directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Holdings IV L.P. (“Blackstone IV”) as the sole member of BTO GP and the sole Class A shareholder of BTOLRA.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 52,941,798 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by the Investors.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Holdings IV GP L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Quebec, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 52,941,798 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,941,798 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 52,941,798 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents 52,941,798 Class A Ordinary Shares, assuming the full conversion of 150,000 Series A Preferred Shares directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Holdings IV GP L.P. (“Blackstone IV GP”) as the general partner of Blackstone IV.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 52,941,798 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by the Investors.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Holdings IV GP Management (Delaware) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 52,941,798 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,941,798 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 52,941,798 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents 52,941,798 Class A Ordinary Shares, assuming the full conversion of 150,000 Series A Preferred Shares directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Holdings IV GP Management (Delaware) L.P. (“Blackstone IV GP Management (Delaware)”) as the general partner of Blackstone IV GP.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 52,941,798 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by the Investors.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Holdings IV GP Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 52,941,798 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,941,798 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 52,941,798 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%*
(14)	Type of reporting person (see instructions) OO

(1)

Represents 52,941,798 Class A Ordinary Shares, assuming the full conversion of 150,000 Series A Preferred Shares directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Holdings IV GP Management L.L.C. as the general partner of Blackstone IV GP Management (Delaware).

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 52,941,798 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by the Investors.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons The Blackstone Group Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 52,941,798 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,941,798 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 52,941,798 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%*
(14)	Type of reporting person (see instructions) CO

(1)

Represents 52,941,798 Class A Ordinary Shares, assuming the full conversion of 150,000 Series A Preferred Shares directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by The Blackstone Group Inc. as the sole member of Blackstone Holdings IV GP Management L.L.C.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 52,941,798 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by the Investors.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Group Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 52,941,798 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,941,798 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 52,941,798 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%*
(14)	Type of reporting person (see instructions) OO

(1)

Represents 52,941,798 Class A Ordinary Shares, assuming the full conversion of 150,000 Series A Preferred Shares directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Group Management L.L.C. as the sole holder of the Class C common stock of The Blackstone Group Inc.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 52,941,798 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by the Investors.

SCHEDULE 13D

CUSIP No. G91458102

(1)	Names of reporting persons Stephen A. Schwarzman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 52,941,798 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,941,798 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 52,941,798 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.35%*
(14)	Type of reporting person (see instructions) IN

(1)

Represents 52,941,798 Class A Ordinary Shares, assuming the full conversion of 150,000 Series A Preferred Shares directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD, and beneficially owned by Stephen A. Schwarzman as the founder of Blackstone Group Management L.L.C.

*

Calculation is based upon the sum up of (i) 513,571,505 Class A Ordinary Shares outstanding of the Issuer as of June 4, 2020 and (ii) 52,941,798 Class A Ordinary Shares issuable upon conversion of the Series A Preferred Shares held by the Investors.

SCHEDULE 13D

CUSIP No. G91458102

Item 1. Security and Issuer.

This statement on this Schedule 13D relates to the Class A Ordinary Shares, par value $0.00001 per share (the “Class A Ordinary Shares”) of 21Vianet Group, Inc., a Cayman Islands exempted company (the “Issuer”) whose principal executive offices is located at Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing six Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the symbol “VNET”.

Item 2. Identity and Background.

(a)-(b)

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	Vector Holdco Pte. Ltd., a private company limited by shares incorporated in Singapore (“Vector Holdco”);

(ii)	BTO Vector Fund ESC (CYM) L.P., a Cayman Islands limited partnership (“Vector Fund ESC”);

(iii)	BTO Vector Fund FD (CYM) L.P., a Cayman Islands limited partnership (“Vector Fund FD”);

(iv)	BTO Super Holding (NQ) Co. III Pte. Ltd., a private company incorporated in Singapore (“BTO Super Holding”);

(v)	Blackstone Tactical Opportunities SG II (Cayman) L.P., a Cayman Islands limited partnership (“BTO SG”);

(vi)	BTO Holdings (Cayman)—NQ Manager L.L.C., a Delaware limited liability company (“BTO Holdings”);

(vii)	Blackstone Tactical Opportunities Management Associates (Cayman)—NQ L.P., a Cayman Islands limited partnership (“BTOMA”);

(viii)	BTO GP—NQ L.L.C., a Delaware limited liability company (“BTO GP”);

(ix)	Blackstone Tactical Opportunities LR Associates (Cayman) – NQ Ltd., a Cayman Islands exempted company (“BTOLRA”);

(x)	Blackstone Holdings IV L.P., a Québec société en commandite (“Blackstone IV”);

(xi)	Blackstone Holdings IV GP L.P., a Québec société en commandite (“Blackstone IV GP”);

(xii)	Blackstone Holdings IV GP Management (Delaware) L.P., a Delaware limited partnership (“Blackstone IV GP Management (Delaware)”);

(xiii)	Blackstone Holdings IV GP Management L.L.C., a Delaware limited liability company (“Blackstone IV GP Management LLC”);

(xiv)	The Blackstone Group Inc., a Delaware corporation;

(xv)	Blackstone Group Management L.L.C., a Delaware limited liability company; and

(xvi)	Stephen A. Schwarzman, a United States citizen.

SCHEDULE 13D

CUSIP No. G91458102

The principal business address of each of the Reporting Persons is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c) The principal business of Vector Holdco, Vector Fund ESC and Vector Fund FD is investing in securities. The principal business of BTO Super Holding is being the 100% equity owner of Vector Holdco. The principal business of BTO SG is being the 100% equity owner of BTO Super Holding. The principal business of BTO Holdings is performing the functions of, and serving as, the general partner of Vector Fund ESC and Vector Fund FD and other affiliated Blackstone entities. The principal business of BTOMA is performing the functions of, and serving as, the managing member of BTO Holdings and the general partner of BTO SG and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of BTO GP is performing the functions of, and serving as, a general partner of BTOMA and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of BTOLRA is performing the functions of, and serving as, a general partner of BTOMA and as the general partner (or similar position) in other affiliated Blackstone entities. The principal business of Blackstone IV is performing the functions of, and serving as, the sole member of BTO GP, the sole Class A shareholder of BTOLRA and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of Blackstone IV GP is performing the functions of, and serving as, the general partner of Blackstone IV and other affiliated Blackstone entities. The principal business of Blackstone IV GP Management (Delaware) is performing the functions of, and serving as, the general partner of Blackstone IV GP. The principal business of Blackstone IV GP Management is performing the functions of, and serving as, the general partner of Blackstone IV GP Management (Delaware) and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of Blackstone IV GP Management and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Class C common stock of The Blackstone Group Inc. The principal occupation of Mr. Schwarzman is serving as an executive of The Blackstone Group Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds.

On June 22, 2020, the Issuer, Vector Holdco, Vector Fund ESC, Vector Fund FD (Vector Holdco, Vector Fund ESC and Vector Fund FD, collectively the “Investors”) and Blackstone Tactical Opportunities Fund—FD (Cayman)—NQ L.P. (the “VCOC Investor”) entered into an Investment Agreement (the “Investment Agreement”), pursuant to which the Issuer issued and delivered to the Investors, and the Investors purchased an aggregate number of 150,000 Series A perpetual convertible preferred shares, par value US$0.00001 per share (the “Series A Preferred Shares”), for an aggregate purchase price of US$150 million. Such Series A Preferred Shares will be convertible, at any time on and after the original issuance date, at the option of holders, into Class A Ordinary Shares at a conversion price of US$2.8333 per Class A Ordinary Share, or into ADSs at a conversion price of US$17.00 per ADS (such Class A Ordinary Shares and ADSs, the “Conversion

SCHEDULE 13D

CUSIP No. G91458102

Securities”). The conversion prices are subject to adjustment under the terms of the Certificate of Designation (the form of which is attached as Exhibit A to the Investment Agreement). The Issuer will have the right to effect a mandatory conversion at its election, if its ADSs achieve a price threshold of 200% of the conversion price for a specified period. Such Series A Preferred Shares will bear dividend at a rate of 4.5% per annum and rank senior to the Issuer’s ordinary shares in liquidation.

Except as otherwise permitted by the Investment Agreement, no Investors shall be permitted to (i) within the six months immediately following the original issuance date, transfer any Conversion Securities to any other person; or (ii) until the first anniversary of the original issuance date, transfer any Series A Preferred Shares to any other person, without the Issuer’s prior written consent. In addition, subject to certain exceptions, without the Issuer’s prior written consent, the Investors may not transfer Conversion Securities or Series A Preferred Shares representing more than 1% of the Issuer’s total outstanding shares on an as-converted basis to any restricted person as identified in the Investment Agreement.

In connection with the Investment Agreement, the Issuer and the Investors executed and delivered a registration rights agreement, on June 26, 2020 (the “Registration Rights Agreement”), pursuant to which the Investors are entitled to customary demand registration rights, piggyback registration rights and Form F-3 or Form S-3 registration rights with respect to the resale of Class A Ordinary Shares (including those represented by ADSs) owned by the Investors (including those issued or issuable upon conversion of the Series A Preferred Shares held by the Investors).

The transactions contemplated by the Investment Agreement (including the issuance of Series A Preferred Shares by the Issuer to the Investors) were consummated on June 26, 2020.

The funds required for the Investors to purchase the Series A Preferred Shares were obtained from capital contributions from partners of the Investors. No additional consideration was or will be paid by the Reporting Persons for the receipt of such Series A Preferred Shares.

The foregoing summary of the Investment Agreement and the Registration Rights Agreement is qualified in its entirety by the full text of the Investment Agreement and the Registration Rights Agreement, copies of which are filed as Exhibit 99.2 and Exhibit 99.4 to this Schedule 13D.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

Pursuant to the Investment Agreement, for so long as the Investors (together with their respective successors and permitted transferees) beneficially own at least 50% of the Series A Preferred Shares and/or the Conversion Securities that they collectively held at the closing of the Investment Agreement (in each case on an as converted basis) (the “Minimum Shareholding Requirement”), the Issuer shall (i) not incur, without prior written consent of the Investors, any financial indebtedness resulting in consolidated total borrowings immediately following such incurrence exceeding 6.5 times the adjusted EBITDA for the Issuer’s last fiscal year, (ii) not incur, without prior written consent of the Investors, any capital expenditures over US$100 million with respect to any single data center project or for any individual capital expenditure item, and (iii) consult with Investors in good faith before entering into any acquisition, disposal, sale, transfer, lease or any other material agreement involving an amount of US$100 million or more.

In addition, for so long as the Minimum Shareholding Requirement is satisfied, the Investors and the VCOC Investor shall have the right to appoint (i) one designee as an observer of the Issuer’s board of directors (the “Board”), who shall be entitled to attend meetings of the Board and receive copies of all notices, minutes and other material provided to the directors at the same time and in the same manner as the directors, and (ii) one designee to serve as a member of the Issuer’s strategic development committee (such designees, collectively, the “Investor Designees”). In the event of vacancy, the Investors may designate and the Issuer shall cause, other Investor Designee, to fill the vacancy.

In connection with the Investment Agreement, on June 22, 2020, Mr. Sheng Chen, the executive chairman of the Board and one of the co-founders of the Issuer (the “Founder”) entered into a letter agreement (the “Letter Agreement”) with the Investors and the VCOC Investor, pursuant to which, the Founder undertakes to take all actions to ensure that the Investors and the VCOC Investor will continue to enjoy substantially the same rights and benefits provided in certain sections of the Investment Agreement. A copy of the Letter Agreement is filed as Exhibit 99.3 to this Schedule 13D.

SCHEDULE 13D

CUSIP No. G91458102

Because of the Letter Agreement, the Investors and the Founder may constitute a “group” for reporting purposes of Rule 13d-5 under the Act, with respect to their respective beneficial ownership of the Class A Ordinary Shares. As reported in the Issuer’s annual report on Form 20-F filed with the SEC on April 2, 2020, the Founder was the beneficial owner of 49,560,817 of the Issuer’s ordinary shares as of March 6, 2020, which represents 7.3% of the Issuer’s total ordinary shares outstanding and 15.2% of the voting power. However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and the Founder are members of any such group.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the Board, members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the documents described herein, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Ordinary Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms of the other documents described herein, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

SCHEDULE 13D

CUSIP No. G91458102

Item 5. Interest in Securities of the Issuer.

(a)-(b) Calculations of the percentage of Class A Ordinary Shares beneficially owned assumes that there were 513,571,505 Class A Ordinary Shares of the Issuer outstanding as of June 4, 2020, based on the information provided by the Issuer in the Investment Agreement, and takes into account the Class A Ordinary Shares underlying the Series A Preferred Shares beneficially owned by the Reporting Persons, as applicable.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Vector Holdco directly holds 145,679 Series A Preferred Shares that are convertible into 51,416,722 Class A Ordinary Shares, Vector Fund ESC directly holds 646 Series A Preferred Shares convertible into 228,002 Class A Ordinary Shares, and Vector Fund FD directly holds 3,675 Series A Preferred Shares convertible into 1,297,074 Class A Ordinary Shares.

BTO Super Holding is the 100% equity owner of Vector Holdco. BTO SG is the 100% equity owner of BTO Super Holding. BTO Holdings is the general partner of Vector Fund ESC and Vector Fund FD. BTOMA is the managing member of BTO Holdings and the general partner of BTO SG. BTO GP and BTOLRA are the general partners of BTOMA with BTO GP controlling BTOMA with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of BTOLRA, who are certain senior personnel of Blackstone. Blackstone IV is the sole member of BTO GP and the sole Class A shareholder of BTOLRA. Blackstone IV GP is the general partner of Blackstone IV. Blackstone IV GP Management (Delaware) is the general partner of Blackstone IV GP. Blackstone IV GP Management is the general partner of Blackstone IV GP Management (Delaware). The Blackstone Group Inc. is the sole member of Blackstone IV GP Management. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares.

(c)

Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Ordinary Shares in the past 60 days.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G91458102

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated July 2, 2020

99.2	Investment Agreement, dated June 22, 2020 (incorporated by reference to Exhibit 99.2 of the Issuer’s Form 6-K (File No. 001-35126) filed with the SEC on June 23, 2020)

99.3*	Letter Agreement, dated June 22, 2020

99.4*	Registration Rights Agreement, dated June 26, 2020

*	Filed herein

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 2, 2020

Vector Holdco Pte. Ltd.

By:	/s/ William Christian Greer Nicholson
Name:	William Christian Greer Nicholson
Title:	Director

BTO Vector Fund ESC (CYM) L.P.

By:	BTO Holdings (Cayman) - NQ Manager L.L.C., its general partner
By:	Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.,
its managing member
By:	BTO GP - NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO Vector Fund FD (CYM) L.P.

By:	BTO Holdings (Cayman) - NQ Manager L.L.C., its general partner
By:	Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.,
its managing member
By:	BTO GP - NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO Super Holding (NQ) Co. III Pte. Ltd.

By:	/s/ Kishore Moorjani
Name:	Kishore Moorjani
Title:	Director

Blackstone Tactical Opportunities SG II (Cayman) L.P.

By:	Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.,
its general partner
By:	BTO GP - NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO Holdings (Cayman) - NQ Manager L.L.C.

By:	Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.,
its managing member
By:	BTO GP - NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.

By:	BTO GP - NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO GP - NQ L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

Blackstone Tactical Opportunities LR Associates (Cayman) - NQ Ltd.

By: Blackstone Capital Holdings Director L.L.C., its director

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings IV L.P.

By:	Blackstone Holdings IV GP L.P., its general partner
By:	Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By:	Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings IV GP L.P.

By:	Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By:	Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings IV GP Management (Delaware) L.P.

By:	Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings IV GP Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at The Blackstone Group Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Class A Ordinary Shares.